UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

360 DigiTech, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W101**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

CUSIP Number 88557W101 applies to the American Depository Shares (“ADSs”) of 360 DigiTech, Inc. (the “Issuer”). Each ADS represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

CUSIP No. 8857W101	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Sumitomo Mitsui Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,514,494
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,514,494
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,514,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) FI

[1]	Held in the form of 12,514,494 shares of Class A Ordinary Shares held by various investment vehicles for which TT International Asset Management serving as investment manager.

CUSIP No. 8857W101	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SMBC Asset Management Services (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,514,494
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,514,494
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,514,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) FI

[1]	Held in the form of 12,514,494 shares of Class A Ordinary Shares among various investment vehicles for which TT International Asset Management serving as investment manager.

CUSIP No. 8857W101	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS TT International Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,514,494
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,514,494
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,514,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) FI

[1]	Held in the form of 12,514,494 shares of Class A Ordinary Shares held by various investment vehicles for which TT International Asset Management serving as investment manager.

CUSIP No. 8857W101	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer.

360 DigiTech, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China.

Item 2.

(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Sumitomo Mitsui Financial Group, Inc. (“SMFG”), SMBC Asset Management Services (UK) Limited (“SMBCAM”), and TT International Asset Management Ltd. (“TTIAM”), (together, the “Reporting Persons”) with respect to the Class A Ordinary Shares held by various investment vehicles for which TTIAM serves as investment manager (the “Investment Vehicles”). TTIAM is a wholly-owned subsidiary of SMBCAM, which is a wholly-owned subsidiary of SMFG. The Investment Vehicles hold together 12,514,494 Class A Ordinary Shares, which represent 9.9% of the issued and outstanding Class A Ordinary Shares. None of the Investment Vehicles holds more than 5% of the issued and outstanding Class A Ordinary Shares.

CUSIP No. 8857W101	Page 6 of 9 Pages

The Investment Vehicles’ holdings in the Issuer were reported in the Schedule 13G filing made by TT International on January 24, 2020. In connection with SMFG’s acquisition of TT International in February 2020, TT International ceased to be the investment manager of the Investment Vehicles, and TTIAM became the investment manager of the Investment Vehicles. TT International has filed a Schedule 13G termination filing to reflect that TT International is no longer is a beneficial owner of the Investment Vehicles’ holdings in the Issuer.

(b)	Address of Principal Business Office or, if none, Residence.

SMFG

1-2 Marunouchi, 1-chome, Chiyoda-Ku, Tokyo, Japan

SMBCAM

99 Queen Victoria Street, London, United Kingdom

TTIAM

62 Threadneedle Street, London, United Kingdom

(c)	Citizenship.

SMFG

Tokyo, Japan

SMBCAM

London, United Kingdom

TTIAM

London, United Kingdom

(d)	Title of Class of Securities.

Class A Ordinary Shares

(e)	CUSIP Number.

88557W101

CUSIP No. 8857W101	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: SMFG is a bank holding company registered with the Japan Financial Services Agency (JFSA).

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each reporting persons and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 8857W101	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

As of December 31, 2020, SMFG beneficially owns 12,514,494 shares of the issuer indirectly through its subsidiaries as follows: SMBCAM holds 12,514,494 shares (indirectly through a subsidiary, TTIAM), and TTIAM holds 12,514,494 shares.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank holding company registered with the Japan Financial Services Agency (JFSA) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

***

CUSIP No. 8857W101	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiro Yoshimura
	Name:	Masahiro Yoshimura
	Title:	General Manager, Business Development Department

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

SMBC Asset Management Services (UK) Limited

By:	/s/ Hideyuki Omokawa
	Name:	Hideyuki Omokawa
	Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

TT International Asset Management Ltd

By:	/s/ Peter M. Fox
	Name:	Peter M. Fox
	Title:	Chief Compliance Officer